News Release

RESIN SYSTEMS ANNOUNCES SECOND QUARTER 2006 FINANCIAL AND OPERATING RESULTS

Edmonton, Alberta, August 14, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products development company (“RS”), is pleased to announce financial and operational results for the quarter ended June 30, 2006. RS has filed its unaudited consolidated financial statements for the quarter ended June 30, 2006 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Second Quarter 2006 Highlights

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Received orders for RStandard™ poles in excess of $2 million;

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Sales were $0.4 million (sales reflects orders shipped);

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Gross margin was slightly negative, reflecting RS’s continued focus on achieving production capacity and efficiency;

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RS invested $6.1 million in manufacturing start-up and product development including $0.3 million capitalized in Property, Plant and Equipment, $2.8 million attributed to scrap and waste and
$1.2 million related to product development and engineering;

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Net loss for the quarter ended June 30 2006 was $10.4 million due to the following additional significant items:

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marketing and business development expenses of $0.8 million, a decrease of $0.2 million over the same period in 2005;

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corporate overhead of $3.7 million, an increase of $2 million over the same period in 2005 due to financing charges related to the Company’s convertible debentures.

Overview

Since starting its first product development in 2004, RS has successfully created the RStandard™ product line of leading-edge utility poles. RS continues to build the RStandard business globally and is receiving increasing orders from its expanding customer base.

As a composite product innovator, RS has numerous products in various stages of development including multiple advanced opportunities. In general, these products present significant market opportunities while having manageable barriers of entry. In most cases, RS will actively seek strategic relationships with existing manufacturers to efficiently commercialize these new products.

Production

RS’s primary focus in the second quarter continued to be the ramp-up and efficiency of the new Calgary production facilities. The goal was to reach full efficiency and production capability in the third quarter. By the end of the second quarter, it is apparent that this will not be achieved due to unexpected technical issues. These second quarter production challenges included:

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as seasonal temperatures and humidity increased, RS encountered unexpected surface quality issues in its production process at levels unacceptable for its quality standards. After extensive analysis, RS has isolated the causes and has implemented a number of environmental controls to solve this problem under a variety of humidity conditions;

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RS experienced higher than planned material waste in its production process. Management has implemented a number of key process changes that have reduced waste significantly, and further  improvements being made in this area are expected to reduce waste to acceptable levels;

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the process changes to reduce waste also included changes to the winding patterns of each module to optimize the strength characteristics of the resin systems. These changes required a complete round of reprogramming and retesting of each module in the RStandard design;

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RS continued to encounter significant delays in addressing equipment issues resulting from incomplete performance and insufficiently robust equipment design by its equipment supplier. RS has met these challenges with increasing its in-house mechanical skills in equipment manufacturing; and

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the local labour market continues to create significant ongoing challenges in the sourcing of growing staff needs and the retention of existing staff.  Management is meeting these challenges by expanding its recruiting region and increasing focus on human resource management.

“We have met some unexpected technical issues with our production.” said Greg Pendura, Chairman, President and Chief Executive Officer of RS. “The good news is we have addressed the issues and believe they are now behind us. We have learned a significant amount about efficiently manufacturing composite utility poles, and this new knowledge can now be applied as we grow our business. ”

Sales and NAFTA Market Penetration

RS gained traction in the North American utility pole market, increasing second quarter new orders to over $2 million.

“The North American market awareness is increasing as seen by our order numbers and continued regular customer contact and interest” stated Mr. Pendura. “We continue to see repeat orders and a strong interest from new utility and engineering companies. In fact, during this quarter we completed our first wind farm transmission line with a new customer.”

Global Markets

RS continues actively pursuing strategic relationships worldwide. In addition to the regions highlighted below, RS is in advanced discussions with various interested parties in South Korea, Philippines, India, The Middle East, the Mediterranean region, Brazil and Mexico.

Australia

During 2005, RS announced a license and supply agreement for Australia and New Zealand with Armor Utilities Structures Pty Limited (“Armor”) as well as an initial shipment of poles for product approval and acceptance. Armor has been working on market penetration in the region with successful installations in three separate live grids and continuous acceptance work with local utilities. The development of the initial production facility in Australia is dependent upon the continued development of the Australian market, achieving efficient production in the Calgary facility and receiving required customer acceptance.

China

In October 2005, RS announced that it had entered into a co-operation and initial purchase agreement with Jiangsu Far-East Group Co., Ltd. ("Far-East") and Shenzhen Chamber of Commerce for Electric Power Service ("SCCEPS") to introduce and supply RS's RStandard modular composite utility poles to China. The agreement provides for RS to work with Far-East and SCCEPS to establish a joint venture company that will manufacture and distribute RS's RStandard utility poles in China. Following product approval by Chinese authorities, the agreement calls for RS to manufacture and ship its RStandard modules to China until such time as a production facility is developed by the joint venture company. Initial testing of RStandard poles is currently underway in China and expected to be completed during the third quarter of 2006. Orders for the additional in-situ testing and final customer acceptance have been received and are scheduled to be shipped at the end of Q3 2006. Once the customer testing and product acceptance is completed regular shipments will begin in accordance with the agreement.

Research and Product Development

RS’s product development cycle involves a significant number of steps, including product design, engineering, prototyping, testing and product acceptance. The product acceptance cycle includes the production of product samples for customer testing and acceptance. After completion of product development and acceptance, RS is able to proceed with commercial production.

Beyond RStandard, RS currently has multiple infrastructure and industrial composite product applications in various stages of product development and acceptance. An update on the applications that are the most advanced in our product acceptance cycle follows.

Bulk Handling Conveyor System Rollers (VRoll™)

RS is currently in the final stages of testing VRoll conveyor system rollers. VRoll has undergone stringent third-party and in-house testing and the results are better than expected. The next and final stage of product development is initial customer in-situ testing and acceptance, which are currently underway. Following customer acceptance a shipment schedule will be finalized and commercialization of Vroll will commence.

Conference Call

RS will host a conference call on Tuesday, August 15, 2006 starting at 9:00 a.m., Mountain Time (11:00 a.m. Eastern Time) to discuss RS’s second quarter 2006 financial and operating results.

To participate in the conference call, please dial 1-866-585-6398 (toll-free in North America) or (416) 849-9626 approximately 10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; RS's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and is bringing to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development of additional new composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 “Version”, “RStandard” and “VRoll” are trademarks of Resin Systems Inc.

For further information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Ph: (780) 482-1953

Ph: (403) 219-8000

Fax: (780) 452-8755

Fax: (403) 219-8001

Email:  gregp@grouprsi.com

Email: robs@grouprsi.com